Exhibit 99.2

April 27, 2022

Yandex Q1 2022 Earnings: Letter to Shareholders

1. Introduction and Overview

●	Current geopolitical tensions and their impact on the Russian and global economy have created an exceptionally challenging environment for our businesses, as we navigate through extreme political volatility, the continued threat of new sanctions and export controls on different economic sectors, as well as rapidly evolving legislation in Russia. We provided detailed information on our risk exposure and the possible adverse impacts on our businesses in our Annual Report on Form 20-F dated April 20, 2022.
●	Given significant changes to the external environment and the high degree of uncertainty about future geopolitical developments, our visibility over the short- and medium-term is limited. In these circumstances our previous guidance for 2022 should no longer be relied upon and we are not able to provide any forward-looking comments at this stage. We may resume providing our financial outlook for future periods when there is greater clarity over the macro environment in general and the impact on Yandex in particular.
●	On February 28, 2022, Nasdaq and the New York Stock Exchange suspended the trading in securities of a number of companies with material operations in Russia, including our Class A shares. Trading in our shares on Nasdaq remained halted as of the date of this Letter to Shareholders and we have no visibility on when and whether trading may be resumed. Since early March we have received no information requests from Nasdaq and our understanding is that Nasdaq continues to review our case along with the cases of other companies whose shares were also suspended from trading. In the event that we do receive written notice from Nasdaq to formally delist our Class A shares, we may appeal against such action. We are currently reviewing alternative options in order to provide our shareholders an ability to trade our shares, including considering the possibility of listing on another international stock exchange in due course.
●	In addition, trading in our shares on Moscow Exchange (MOEX) was suspended on February 28, 2022, and resumed on March 29, 2022. Despite our secondary listing on this market, our shares are currently subject to limited liquidity due to recently adopted legislation which prohibits non-Russian shareholders from selling shares on MOEX. Moreover, given that the international settlement systems have remained closed for trading in rubles and in any securities of Russian businesses, it is currently not possible for trades to settle between shareholders that acquired our shares on Nasdaq and investors on MOEX. We are monitoring this situation and exploring alternative options to address the interests of all our shareholders.
●	We note that the recently passed law that would require Russian entities to delist their depositary receipts from stock exchanges outside Russia does not affect our company. Yandex N.V. is a Netherlands registered company, which has ordinary shares listed on Nasdaq (not depositary receipts).
●	As a result of the Nasdaq trading suspension, the holders of our USD 1.25 billion convertible notes due in 2025 currently have the right to require us to redeem their notes at par plus accrued interest. As we have already announced in March, we do not currently have sufficient funds to redeem the notes in full. At this stage, we are engaged in active discussions with a committee of noteholders to restructure these obligations and we continue to do everything we can to find a fair and reasonable solution for all parties.
●	We have taken certain measures to conserve cash, and are considering our capital allocation and budget in light of this period of uncertainty as we seek to safeguard the interests of our shareholders and other stakeholders. That said, we remain committed to continue investing in the development of our key businesses and services, including advertising, mobility, e-commerce, streaming, cloud and many others.
●	We are also focused on the wellbeing of our more than 19 thousand employees, who are mostly located in Russia. During the first quarter of 2022 the number of our employees increased by 6% (or by 47% compared to Q1 2021); our staff turnover remained at its usual level. We do not plan any widescale relocation of our employees from Russia. In March 2022, we incurred one-off personnel expenses due to additional one-off salary payments to employees in order to support them on the back of macroeconomic instability, including currency volatility and accelerated inflation. These extra expenditures amounting to RUB 5.9 billion adversely affected our adjusted EBITDA and adjusted Net income in Q1 2022.
●	We experienced continued stable operations and strong growth across most of our businesses through February 23, 2022. In the last five weeks of the first quarter, our operations in certain businesses were adversely affected, which is reflected in our results for the full first quarter.
●	Total group revenue increased by 45% year-on-year in Q1 2022 and reached RUB 106.0 billion, with the share of non-advertising businesses growing to 61%. The revenue growth was driven mainly by our E-commerce, Mobility and Advertising businesses. Our adjusted EBITDA (excluding the impact of one-off personnel expenses) came to RUB 7.2 billion.
●	Below are additional comments on our Q1 2022 results by key businesses, including Search & Portal, our new segment E-commerce, Mobility and Delivery, as well as other businesses, including Media Services and Cloud.

2. Search & Portal and Advertising

●	In Q1 Search & Portal revenues increased by 25.4% year-on-year, supported by further improvements in our advertising products and technologies, including for SMB clients, as well as leading search share positions (with the largest share gains on iOS, which provides access to a more affluent customer base).
●	During January and the first half of February our Search & Portal advertising revenues performed ahead of our expectations in the high-twenties. Since late February we began to see an impact on our advertising revenue on the back of the postponed marketing budgets of some of our clients, including multinational companies, many of which decided to suspend or unwind their operations and investments in Russia. These trends were particularly visible in categories such as Auto, Consumer Electronics, FMCG, Home Appliances, Finance and Insurance. Among the best performing sectors since late February were Home and Garden, Building & Repair, Real Estate, Education and Employment. The sector trends in April remain largely similar.
●	In terms of partners, our SMB segment demonstrated better resilience and was the key contributor to the growth we achieved in the quarter, while the segment of large clients was more significantly affected in March by the withdrawal of multinational advertisers from the market and the suspension of advertising budgets by domestic businesses.
●	Our search share continued gaining traction across all platforms. In Q1 we have seen especially strong momentum in our iOS search share, which increased to 46.1%, up 4.2 pp year-on-year, and hit 47.9% in the last week of March, up 5.4 pp year-on-year. Our search share on Android also continued to grow and reached 59.9% as of Q1 2022. Demonstrating solid performance on both iOS and Android, our total search share increased to 61.0%, 0.8 pp higher compared to the previous quarter and 1.0 pp higher year-on-year.
●	Our clients continue benefiting from our conversion-based proposition. In Q1 2022 conversion-oriented strategies contributed over 1/3 to Search & Portal ad revenue and over a half to Yandex’s ad network revenue. These strategies allow advertisers to spend their budgets more efficiently and receive better returns, which becomes even more important during periods of macro uncertainty.
●	In order to further support our SMB clients through these difficult times, we launched campaigns aimed at helping new SMB clients efficiently target their audience through Yandex Direct and Yandex Business. In April, new users of Yandex Direct could get 100% cash back on advertising expenditures. In addition, we doubled ad budgets for new clients of Yandex Business. Thousands of our SMB partners have already benefited from these support measures (with up to RUB 100 000 to their ad budgets).
●	Given limited visibility on future economic performance in Russia it is difficult for us to provide guidance for our advertising business at this stage. However, our fundamentals remain solid, we see further opportunities to gain share in search and also in online advertising markets, and we intend to seize these opportunities. The growth of our Search & Portal ad revenues in April remains in positive double-digit territory, which we consider healthy under current circumstances.

3.     Mobility

●	In Q1 2022 our mobility business demonstrated strong performance, with ride-hailing having exceeded our internal expectations, including in March. Our Mobility orders increased 36%, driven by ride-hailing, as we continued seeing strong demand for shared transportation services in our core geographies. We ended the quarter with over 34.4 million active riders in our Yandex Go app, which grew 23% year-over-year, with 97% of them using ride-hailing services. Although the number of active monthly users in ride-hailing increased more slowly than rides, growth in trips in Q1 2022 was fueled by a further continuous increase in user frequency. In March 2022 an average active rider took 7.9 trips per month, up from what was already 7.6 trips in December 2021, which is typically a seasonally strong month.
●	Our Mobility GMV increased 40% year-on-year. In Q1 2022 the gap between growth rates in rides and GMV narrowed compared to Q4 2021 as a result of typical seasonality, exacerbated by a number of factors: the growing number of drivers on the platform, resulting in lower surge coefficients, and narrowing share of premium tariffs and airport rides towards the end of the quarter. GMV growth of ride-hailing was also offset by the dynamics of our car-sharing business Drive, which demonstrated slower year-on-year growth in GMV, compared to ride-hailing, on the back of a slight decrease in the size of fleet and lower B2C utilization, which was partially mitigated by the faster than expected growth of our long-term subscription service and B2B car-sharing, which is our primary focus.
●	Our Mobility revenues increased 47% year-on-year in Q1 2022, with solid ride-hailing revenue growth being offset by a slower increase of Drive revenues. Although mobility revenue growth rates accelerated in March compared to year-on-year growth rates in February.
●	While the performance of our Mobility business continues demonstrating solid growth in rides and GMV, and our key metrics for April-to-date are in line or slightly above our initially budgeted expectations in the beginning of the year, we decided to withdraw our 2022 growth outlook for our Mobility business in line with our overall guidance as a result of the unstable macroeconomic situation and limited visibility for the market performance and consumer spending.
●	We continued to focus on the wellbeing of our partners. In early 2022, we expanded our voluntary social program to support drivers and couriers on our platform. Approximately 500 thousand drivers and couriers are now able to receive compensation in the event of an accident or sick leave. During the quarter, we cooperated closely with Fleet Management Companies (FMC’s) to help support their continuous operations on the back of a sharp rise in financial lease rates due to a significant increase of the key interest rate in Russia.

4. E-commerce

●	In Q1 2022 our total E-commerce GMV grew 2.6 times year-on-year and amounted to RUB 64.6 billion; Yandex Market separately delivered 2.8 times year-on-year growth in the quarter and reached GMV of RUB 49.3 billion. In late February and early March we saw a surge in consumer demand amid expectations of inflation and depreciation of the local currency, especially for durable goods. By the end of the quarter, growth rates and GMV category structure had normalized in accordance with usual seasonality. The normalization of growth rates after peak demand in February-March has continued in April.
●	In Q1 2022, the share of 3P Yandex Market GMV was 81%, reaching as high as 90% in the peak time in February and March 2022, underpinning resilience and vibrancy of our marketplace. We were balancing our 1P/3P assortment to ensure business stability and provide our customers with a full range of SKUs both during the quarter and for the foreseeable future.
●	The number of SKUs reached 26.1 million by the end of the quarter and has further increased to over 30 million as of April 25th. Despite certain challenges with supply chain and the reduced presence of multinational brands in Russia, we believe we will still be able to provide a large selection of goods on our marketplace. In April we pioneered a re-sale initiative among the largest online marketplaces starting from the consumer electronics category; we plan to expand our offer of second-hand goods to the DIY and Kids categories in the near-term.
●	Yandex Market was the first among Russian marketplaces to offer support to merchants since the beginning of the current geopolitical crisis, which helped to ensure availability of a wide range of goods on our marketplace. In March, the number of active sellers (who made at least 1 sale in the last 1 month prior to the reporting date) reached 28.3 thousand, while the number of total unique sellers listed on our platform reached 42 thousand. During periods of increased consumer demand in February-March, sellers on the marketplace received daily payments, helping them navigate challenging funding environment. We have also introduced additional support measures (depending on the category), including reduced commissions for express delivery, free advertising and free of charge storage at our warehouses.

●	As we said on our Q4 2021 earnings call, improvement of unit economics is our top priority for 2022 and this has not changed. The optimization of cash burn has become even more important in the current environment, and we have managed to materially reduce losses to GMV ratio in Q1 2022 compared to Q1 2021 (by 10 pp both for total E-commerce as well as for Yandex Market separately). Among the key drivers of our improved unit economics were optimization of promo and marketing activities, changes in our 1P pricing strategy (which allowed us to visibly improve our 1P gross margin), and finetuning investments in logistics infrastructure with the main focus on improving utilization of our existing warehouses. To further improve efficiency of our fulfillment operations, we launched our Fulfillment-as-a-Service offer for merchants that are not presented on our marketplace. We keep fine-tuning our 3P tariffs to ensure adequacy of value provided by the platform while keeping them at the most competitive level on the market. We continue to observe rational behavior of large e-commerce players both on end consumer pricing and take rates.
●	Yandex Eats Grocery continued delivering triple-digit growth each month – orders grew 3.2 times and GMV rose 3.9 times year-on-year. The average check was positively affected by the CPI increase and a change in the mix of retail chains towards upper pricing segments. Solid demand and an increase in the number of items per order, as well as our targeted focus on unit economics throughout Q1 2022, allowed us to improve the efficiency of our operations, including logistics, and to decrease loss per order by 37% year-on-year in Q1 2022 and 50% year-on-year in March 2022 (adjusted for one-off personnel costs). April-to-date continues to demonstrate solid growth rates across orders and GMV, however we expect a normalization of growth on the back of the higher comparison base of 2021. The number of grocery stores on the platform was 3.2 thousand in March.
●	Yandex Lavka operated 431 darkstores in Russia as of the end of March 2022, including the darkstores that we launched in collaboration with Yandex Market in the Russian regions to attract users and boost user frequency of our e-commerce outside the capitals. In March 2022 Lavka demonstrated a record number of orders, above seasonally strong December 2021. Lavka GMV in Russia increased 1.8 times year-on-year and demonstrated an acceleration of GMV growth compared to Q4 2021 year-on-year growth rate, while unit economics per order continued to improve. Loss per order in our core Lavka business decreased by 72% in March 2022 compared to March 2021 (excluding one-off personnel cost effect). Throughout Q1 we saw a solid increase in ‘on-demand’ Yandex Market orders delivered through Lavka. In March 2022, the share of such orders was up 6 pp year-on-year and reached 10% of total orders in Russia, while in Moscow it gained 10 pp year-on-year and is approaching one fifth of all Market orders in Moscow. We see strong synergies between the instant grocery delivery business model and our e-commerce business and will continue to develop these value-added synergies further.

5. Additional comments on fast-growing businesses

●	In Q1 2022 our Food Delivery orders were up 42% year-on-year, while GMV increased 61% year-on-year. This solid performance was achieved despite the high base effect of last year and the sizable effect of the suspension of McDonalds services in Russia starting from mid-March. We finished March with 36.2 thousand restaurants on the platform, up 1.8 thousand from December, excluding the closed McDonalds stores from both periods. Throughout Q1 2022 we were focused on the further improvement of unit economics. Our Food Delivery service significantly decreased losses in absolute terms in Q1 2022 compared to Q1 2021 and Q4 2021, and improved its adjusted EBITDA margin from negative mid-single digits to negative low-single digits as a percentage of GMV, despite additional one-off personnel costs incurred in March 2022.
●	Delivery (Logistics) continued to demonstrate high growth rates despite a solid base effect in Q1 2021. GMV and deliveries of the business were up 2.2 times year-on-year each in Q1 2022. Our B2B partner base expanded to 32 thousand businesses. The Delivery business also demonstrated a significant improvement in unit economics: excluding one-off personnel costs incurred in March 2022, absolute losses of the business in Q1 2022 were broadly unchanged vs. losses in Q1 2021, despite the fact that the business grew two times year-on-year.
●	Media services finished Q1 2022 with 12.2 million Yandex Plus subscribers (up 36% year-on-year), which supported the solid 67% year-on-year growth of the segment’s revenue. KinoPoisk has further strengthened its number one position on the video-on-demand market, based on a GfK report for Q1 2022, with 5.8 million viewing subscribers.
●	Cloud revenue grew by a strong 159% year-on-year in Q1 2022. The growth rate was supported by a higher share of value-added services in the mix as well as by an increasing demand for our services on the back of product portfolio expansion, and our investments in quality improvement, which enabled us to gain market share in light of the suspension of activities by international competitors. These solid trends continued in April.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, without limitation, statements regarding our future financial and business performance, our business and strategy and the impact of the COVID-19 pandemic on our industry, business and financial results, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “guide,” “intend,” “likely,” “may,” “will” and similar expressions and their negatives are intended to identify forward-looking statements. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, the impact of the ongoing COVID-19 pandemic and regulatory and business responses to that crisis, macroeconomic and geopolitical developments affecting the Russian economy or our business, changes in the political, legal and/or regulatory environment, competitive pressures, changes in advertising patterns, changes in user preferences, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2021 and “Risk Factors” in the Shareholder Circular filed as Exhibit 99.2 to our Current Report on Form 6-K, which were filed with the U.S. Securities and Exchange Commission (SEC) on April 20, 2022 and November 18, 2019, respectively, and are available on our investor relations website at https://ir.yandex/sec-filings and on the SEC website at https://www.sec.gov/. All information in this document is as of April 27, 2022, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the financial information prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: adjusted EBITDA and adjusted EBITDA margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included in Yandex’s press release dated April 27, 2022.